UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RAVEN INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

South Dakota	001-07982	46-0246171
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

205 East 6th Street, P.O. Box 5107, Sioux Falls, SD 57117-5107

(Address of principal executive offices)    (Zip Code)

(605) 336-2750

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2013.    .

Section 1 - Conflict Minerals Disclosure and Report Exhibit

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure
A copy of Raven Industries, Inc.'s (Raven's) Conflict Minerals Report for the reporting period January 1, 2013 to December 1, 2013 is provided as Exhibit 1.02 hereto and is publicly available at http://investors.ravenind.com under "Corporate Governance".

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report for the reporting period January 1, 2013 to December 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RAVEN INDUSTRIES, INC.

/s/ Stephanie Herseth Sandlin	June 2, 2014
General Counsel & Vice President Corporate Development